Exhibit 99.1

CureVac Establishes Fully-Owned Company Dedicated to Advancing The RNA Printer®

•	The RNA Printer® is CureVac’s integrated and automated manufacturing solution for RNA vaccines and therapeutics

•	CureVac RNA Printer GmbH to provide dedicated infrastructure to accelerate development and broaden application range of The RNA Printer®

•	Dr. Markus Bergmann appointed as General Manager for CureVac RNA Printer GmbH

TÜBINGEN, Germany/ BOSTON, USA – March 1, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that it has established CureVac RNA Printer GmbH, a fully-owned CureVac company to advance The RNA Printer®. The RNA Printer® is CureVac’s solution for integrated and automated manufacturing of GMP-grade RNA vaccines and therapeutics. The new entity is designed as a platform and services company, providing a dedicated operational environment to further develop and establish The RNA Printer® as a manufacturing end-to-end solution. This solution will include the main steps to manufacture mRNA vaccines or therapeutics. The platform is designed to facilitate broad access to mRNA technology and enable mRNA product developments, e.g. for rapid supply of new mRNA-based vaccines in pandemic situations as well as patient access to advanced and personalized mRNA-based therapies in oncology. The company will be led by Dr. Markus Bergmann, who joins CureVac RNA Printer GmbH as General Manager on March 1, 2022.

“The successful implementation of mRNA vaccines to address the COVID-19 pandemic has shown the tremendous potential of this technology. We are convinced that the global mRNA pipeline will grow strongly over the next decade,” said Dr. Franz-Werner Haas, Chief Executive Officer of CureVac. “Providing access to flexible GMP manufacturing solutions is expected to be a game changer for the speed with which new mRNA products can be advanced from lab to clinic.”

Dr. Franz-Werner Haas continues, “we warmly welcome Dr. Markus Bergmann as the CureVac RNA Printer GmbH General Manager. His medical background as well as his experience in developing targeted product strategies, transforming businesses and increasing business efficiency – particularly in a high-tech field – represents a perfect fit and will create a strong momentum for the next developmental stage of The RNA Printer®.”

“The RNA Printer® is uniquely suited to further strengthen and increase CureVac’s footprint in the rapidly expanding RNA space,” said Dr. Markus Bergmann. “The pioneering technology behind this platform has the potential to enable the translational step from science to innovative products via an automated solution thereby broadening access to mRNA technology. I’m excited to be part of this technology advancement and to join this great team.”

Dr. Bergmann joins CureVac RNA Printer GmbH from ZF Group, Germany, where he held various management positions. He built his strong background in business development, product management, finance, strategy and M&A via several leadership assignments including Rolls Royce plc., UK, and McKinsey & Company, Germany and Asia. Dr. Bergmann started his career as a doctor at the University Hospital in Tübingen, Germany, in the Department of Hematology and Oncology after graduating from University of Heidelberg, Germany, and receiving a Doctor of Medicine in collaboration with the German Cancer Research Center in the field of Immunology.

About The RNA Printer®

The RNA Printer® is CureVac’s solution for integrated and automated manufacturing of GMP-grade RNA vaccines and therapeutics engineered in collaboration with Tesla Automation. The system is powered by a proprietary and advanced manufacturing technology designed to cover all steps for rapid and standardized manufacturing of mRNA medicines. The RNA Printer® aims to facilitate broad access to mRNA technology and to accelerate the transition of innovative products concepts from science to the clinic across different therapeutic areas, such as new mRNA-based vaccines in pandemic situations as well as personalized mRNA-based therapies in oncology. While The RNA Printer® will support CureVac’s clinical development programs, CureVac RNA Printer GmbH will also explore opportunities to increase the versatility and application of this technology together with external partners.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 900 people at its sites in Tübingen, Frankfurt, and Boston, USA.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG and CureVac Corporate Services GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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